FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of : March, 2003

Commission File Number;0-28528

ALMADEN MINERALS LTD

(Transalation of registrant's name into English)

1103-750 West Pender Street

Vancouver, B.C.

Canada V6C 2T8

(address of principal executive offices)

1. News Releases, dated: 03/03/03, 03/14/03

2.B.C. Forn 45-902F, Reports of Exempt Distribution, dated: 03/06/03, 03/24/03

3. Ontario Form 27, B.C. Form 53-901.F, Material Change Report, dated: 03/17/03

4. BC Form 45-102F2, Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 REsale of Securities, dated:03/13/03

5. Annual Return, Yukon Territory, dated: 03/28/03

6. Annual Report, Province of B.C. dated: 02/28/03

Indicate by chect mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in pater as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes NoX

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd.

(Registrant)

by:/s/Duane Poliquin

(signature)

Date April 7. 2003

ALMADEN MINERALS LTD.
1103-750 W. Pender St. Vancouver, B.C. Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE March 3, 2003
Trading Symbol: AMM -TSE
www.almadenminerals.com

TILL-SAMPLING DRILL PROGRAM UNDERWAY AT THE MACKAY LAKE DIAMOND PROJECT

ATW Resources Ltd. has mobilized a sonic drill system and geological crew to start a till sampling program on its Mackay Lake diamond property, in the Northwest Territories of Canada. Drilling will be through the ice on Mackay lake, and the purpose of this program is to seek the source of a 20 kilometre long indicator mineral train in glacial till that was traced easterly and up ice to this part of the property. Besides olivines, orthopyroxenes and clinopyroxenes, various samples show the indicator mineral assemblage to contain 16% to 20% G10 garnets with moderate-Cr203 well represented. This train was cut off to the east by a row of blank holes. The next fence of holes is west and down ice direction 5 kilometres and holes in this line contain the type of indicator minerals just described. The kimberlite source is therefore believed to be in this five kilometre by 0.5 kilometre area, and should be diamondiferous.

This year's effort will be aimed at tightening up line spacing sufficiently to locate the source kimberlite. One hundred holes have been budgeted for, to be followed by ground geophysics and diamond drilling if time and ice conditions permit.

The ATW Project is between and roughly equidistant from the Diavik and Snap Lake diamond deposits. The Mackay Lake project is a joint venture of ATW Resources Ltd. (75%), Aberex Minerals Ltd.(15%), and SouthernEra Resources Ltd. (10%). ATW itself is owned by Almaden Minerals Ltd. (40%) Troymin Resources Ltd. (20%), and Williams Creek Explorations Ltd. (40%).

ON BEHALF OF THE BOARD OF DIRECTORS

"Morgan Poliquin"
_______________________
Morgan Poliquin, Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward ?looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

NEWS RELEASE March 14, 2003

Trading Symbol: AMM - TSX

ALMADEN MINERALS LTD.
1103-750 W. Pender St. Vancouver, B.C. Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE March 14, 2003
Trading Symbol: AMM -TSE
www.almadenminerals.com

Almaden Minerals Ltd. (the "Company") announces the completion and closing of a Private Placement of 80,000 Units at a price of $0.80 per Unit, each Unit consisting of one (1) common share and one half of one purchase warrant with each whole warrant entitling the holder to purchase one (1) additional common share of the Company at a price of $0.95 for a period of one year from the closing. The principal use of the funds received from the financing will be to finance the Company's portion of expenditures on the ATW diamond exploration property and the balance not so used will be used to fund general exploration and administrative expenses of the Company.

For additional information, please contact Duane Poliquin, President (604) 689-7644.

ON BEHALF OF THE BOARD OF DIRECTORS

ADuane Poliquin@
______________________
Duane Poliquin, President

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

This is the form required under section 139 of the Securities Rules and, if applicable, by an order issued under section 76 of the Securities Act.

BC FORM 45-902F
(formerly FORM 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the Securities Act, or section 128(a), (b), (c) or (e) to (h) of the Securities Rules, or, if applicable, by an order issued under section 76 of the Securities Act.

1. Name, address and telephone number of the issuer of the security distributed.

Almaden Minerals Ltd.
1103 - 750 West Pender Street
Vancouver, B.C. V6C 2T8
604-689-7644

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdiction in which it is reporting.

The Issuer is a reporting issuer in the jurisdiction of Ontario, British Columbia and Alberta.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The issuer is listed on the Toronto Stock Exchange.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

Option to purchaser shares under a Stock Option Plan at a price of $0.80 per Optioned Share up to and including the close of business on February 26, 2008.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.
Full name of purchaser and municipality and jurisdiction of residence.	Number of securities purchased	Date of distribution	Price per security / total purchase price(Canadian $)	Exemption relied on	Length of any restriction or seasoning period.
Ed Balon North Vancouver,British Columbia	40,000	Feb 7, 2003	$0.80/$32,000	Section 74(2)(9) of the Act	N/A
Morgan PoliquinVancouver, British Columbia	250,000	Feb 7, 2003	$0.80/$200,000	Section 74(2)(9) of the Act	N/A
WojtekJakubowski Vancouver, British Columbia	40,000	Feb 7, 2003	$0.80 / $32,000	Section 74(2)(9) of the Act	N/A
Dione Bitzer Surrey, British Columbia	37,000	Feb 27, 2003	$0.80 / $29,600	Section 74(2)(9) of the Act	N/A
Carola Contreras Port Moody, British Columbia	12,000	Feb 27, 2003	$0.80 / $9,600	Section 74(2)(9) Act	N/A

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

See attached Schedule "A".

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fees payable for filing this report with the British Columbia Securities Commission.

Nil / Grant of Stock Options.

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated.	Compensation paid(number and type of security and/or cash amount (Canadian $)	Price per share(Canadian $)
N/A

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, this 6th day of March, 2003.

Almaden Minerals Ltd.
Name of issuer (please print)

"Dione Bitzer"

Signature of authorized signatory

Dione Bitzer, CFO

Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESEN

This is the form required under section 139 of the Securities Rules and, if applicable, by an order issued under section 76 of the Securities Act.

BC FORM 45-902F
(formerly FORM 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the Securities Act, or section 128(a), (b), (c) or (e) to (h) of the Securities Rules, or, if applicable, by an order issued under section 76 of the Securities Act.

1. Name, address and telephone number of the issuer of the security distributed.

Almaden Minerals Ltd.
1103 - 750 West Pender Street
Vancouver, B.C. V6C 2T8
(604)689-7644

2. State whether the issuer is or is not an exchange issuer (ie. listed and posted on the Canadian Venture Exchange Inc., but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

The Issuer is listed and posted on the Toronto Stock Exchange.

3. Describe the type of security and the aggregate number distributed.

80,000 Units (70,000 of which are Units paid on a 2% cash commission), at a price of $0.80 per Unit, each Unit consisting of one common share and one-half warrant with each whole warrant granting the right to purchase one additional common share during the first year at a price of $0.95 per share.

4. Date of the distribution(s) of the security.

March 13, 2003

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number or the BC Instrument number under which the distribution(s) of the security was made.

MI 45-103 (5.1)

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price Per Share(Canadian $)	Total Purchase Price(Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
Erik Bentsen144 Piper CresNanaimo, B.C. V9T 3G3	12,000Units	$0.80	$9,600.00	MI 45-103 (5.1)
Dr. Alexander Lockhart14020 Marine DriveWhite Rock, B.C. V4B 1A7	20,000Units	$0.80	$16,000.00	MI 45-103 (5.1)
Rene Weideman3125 Waterloo StreetVancouver, B.C. V6R 3J8	10,000Units	$0.80	$8,000.00	MI 45-103 (5.1)
Steven KatzSuite 244, 2211 4th Ave W.Vancouver, B.C. V6K 4S2	28,000Units	$0.80	$22,400.00	MI 45-103 (5.1)
Lawrence Roulston3389 Radcliffe AveWest Vancouver, B.C.V7V 1G7	10,000Units	$0.80	$8,000.00	MI 45-103 (5.1)

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

$64,000.00

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount) (Canadian $)	Price per Share(Canadian $)	Name of Purchaser
Odlum Brown Ltd.1800 - 609 Granville St.Vancouver, B.C.V6Y 1A3	2% of 70,000 Units$1,120.00 Cdn$		Erik BentsenDr. Alexander LockhartRene WeidmanSteven Katz

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

10. If the distribution of the security was made under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of the security, and

(b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, this 24th day of March, 2003

Almaden Minerals Ltd.
Name of issuer (please print)

"Duane Poliquin"

Signature of authorized signatory

Duane Poliquin
Name and office of authorized signatory
(please print)

This is a form of a material change report required under Section 75(2) of the Securities Act (Ontario).

FORM 27
Securities Act

This is a form of a material change report required under Section 85(1) of the Securities Act (British Columbia).

FORM 53-901.F
Securities Act

MATERIAL CHANGE REPORT

Item 1. Reporting Issuer

ALMADEN MINERALS LTD. (the "Issuer")
1103-750 West Pender Street
Vancouver, British Columbia V6C 2T8
Telephone: (604) 689-7644

Item 2. Date of Material Change

March 13, 2003.

Item 3. Press Release

Press release was issued in Vancouver, British Columbia for distribution on Canada NewsWire on March 14, 2003.

Item 4. Summary of Material Change

The Issuer closed a non-brokered flow-through private placement of 80,000 units at a price of $0.80 per unit for gross proceeds of $64,000.00.

Item 5. Full Description of Material Change

The Issuer closed a non-brokered flow-through private placement of 80,000 units at a price of $0.80 per unit for gross proceeds of $64,000.00. Each Unit consists of one common share and one-half non-transferable common share purchase warrant entitling the holder to purchase one additional common share at a price of $0.95 per share until March 13, 2004. A commission of 2%

($ 1,120.00) was paid to Odlum Brown Ltd. in respect to the placement of 70,000 of such units.

Item 6. Reliance on Section 74(3) of the Act

No reliance is made on Section 74(3) as to confidentiality.

Item 7. Omitted Information

Not applicable.

Item 8. Senior Officers

The Senior Officer of the Issuer who is knowledgeable about the material change and the report is Duane Poliquin, President.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 17th day of March, 2003.

ALMADEN MINERALS LTD.

By: "Duane Poliquin"

President
(Official Capacity)

Duane Poliquin
(Please print here name of individual whose signature appears above.)

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

Complete 1. or 2.

1. Almaden Minerals Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on March 13, 2003, of 80,000 Units (each Unit consisting of one flow-through common share and one-half share purchase warrant of Almaden Minerals Ltd., with each warrant entitling the holder to purchase and additional common share at a price of $0.95 per share during the first year), Almaden Minerals Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. [Name of Issuer] has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on[date] of [amount or number and type of securities] of [name of Issuer], [name of Issuer] became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listed and quoting a class of its equity securities on a qualified market, and now is, a qualifying issuer within the meaning of Multilateral Instrument 45-102.

Dated at Vancouver, this 13th day of March, 2003.

Almaden Minerals Ltd.

By: __"Duane Poliquin"
Duane Poliquin
President & CEO

Business Corporations Act(Yukon)

ANNUAL RETURN

1 Corporation name: ALMADEN MINERALS LTD

2. Corporation Access Number: 29407

3. Corporation's registered office address is:

1700 - 1185 West Georgia Street

Vancouver, B.C. V6E 4E6

4. This report contains information as at: March 28,2002

5. Corporation's amalgamation date in the Yukon: March 28, 2002

6. Names and addresses of the directors are:

Duane Poliquin 1987 Acadia Road Vancouver, B.C. V6T 1R4	James E. McInnes 1281 - 1835 Morton Avenue Vancouver, B.C. V6G 1V3
Gerald G.Carlson 1740 Orchard Way West Vancouver, B.C. V7Y 4E8	Joseph Montgomery 2139 West 22nd Avenue Vancouver, B.C. V6L 1L4
Jack McCleary 101 - 24223 Erlton Street SW Calgary, AB T2S 3B6	Morgan Poliquin 423 - 5735 Hampton Place Vancouver, B.C. V6T 2G8

7. Name. addresses and office held of the officers are:

Duane Poliquin 1987AcadiaRoad Vancouver, B.C.V6T 1R4 Chief Executive Officer and President	James E. McInnes 1281 1835 Morton Avenue Vancouver, B.C.V6G 1V3 Secretary
Dione Bitzer Chief Financial Officer 2242 - 154th Street Surrey, B.C. V4A 4S7

8. All filings required by the Business Corporations Act (Yukon) have been made relating to any change in:

(a) Directors

(b) Registered Office Address

(c) Attorney(s)

(d) The constating documents of the Corporation

CERTIFIED correct as at the 28th day of March, 2003.

"Morgan Poliquin"	Director
Authorized signatory	Title

Confirmation of Annual Report (B.C) - BC0641366(2003-03-05-10.17

BRITISH COLUMBIA	Ministry of Finance Corporate and Personal Property Registries	PO Box 9431 Stn Prov Govt Victoria BC V8W 9V3 (Form 16) www.fed.govt.bc.ca/registries	ANNUAL REPORT (Form 16)

Incorporation Number	FILED AND REGISTERED ON MARCH 5, 2003
BC0641366
Company Name
ALMADEN MINERALS LTD.
Registered Office Address 1550 1185 WEST GEORGIA STR. VANCOUVER BC V6E 4E6	Date of incorporation Amalgamation of Continuation February 1, 2002
Date of Annual Report February 1, 2003

This Company is a Reporting Company under the Company Act

Directors and Officers Name	Residential Address and Postal Code
BITZER, DIONE Director: No Officer:Yes Title:CFO	2242 - 154th Street Surrey, B.C., V4A 4S7

CARLSON, GERALD Director: Yes Officer: no	1740 Orchard Way West VanCouver BC, V7V 4E8

MCCLEARY, JOHN Director: Yes Officer:No	101B, 2422 Erlton Street S.W. Calgary, AB, T2S 3B6

MCINNES, JAMES Director: Yes. Officer:Yes. Title: Secretary	1201, 1835 Morton Avenue Vancouver BC, V6G 1V3

MONTGOMERY, JOSEPH Director: Yes. Officer:No	2139, West 22nd Avenue Vancouver BC, V6L 1L4

POLIQUIN, DUANE Director: yes Officer:Yes Title: President	1987 Acadia Road Vancouver BC, V6T 1R4

POLIQUIN, MORGAN Director: yes Officer: no	423, 5735 Hampton Place Vancouver BC V6T 2G8

END OF ANNUAL REPORT